FORM 12b-25

             Notification of Late Filing

               SEC File Number:53255
               CUSIP Number:   --
(Check One)

[     ]  Form 10-K
[     ]  Form 20-F
[ XX  ]  Form 10-Q
[     ]  Form N-SAR

For Period Ended:  June 30, 2012
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:
________________________________________________
Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this Form shall be construed to imply
that the Commission has verified any information
contained herein.
_____________________________________________

If the notification relates to a portion of the
filing checked above, identify the Item(s) to which
the notification relates:
_____________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  OPERA JET INTERNATIONAL LTD.

Address of Principal
   Executive Office:

	Ivanska cesta 30/B
	Aircraft Building
	821 04 Bratislava, Slovakia


    Telephone:      011-421 22090 2741

        _________________________________

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
                     (Check box if appropriate):

x    (a)  The reason described in reasonable detail in
          Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if
          applicable.
___________________________________________________

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


  The Company needs additional time to complete its reporting of the organization of the company

______________________________________________________

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Lee Cassidy			202 387-5400
_____________________      _________________________
Name                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               (X) Yes    (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               (  ) Yes    (X) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


             OPERA JET INTERNATIONAL LTD.

             _________________________________
       (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 10, 2012     By:  /s/ Lee Cassidy